UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Contains only financial statements for the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-43227

Suncrete, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	39-4989597
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

817 E. 4th Street

Tulsa, Oklahoma 74120

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (918) 355-5700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	RMIX	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act of 1933).  Yes ☐     No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that registrant was required to submit such files). Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	Accelerated filer	Non-accelerated filer	Smaller reporting company	Emerging growth company
☐	☐	☒	☐	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐   No ☒

As of June 30, 2025, there was no public trading market for the registrant’s common stock, and no shares of the registrant’s common stock were held by non-affiliates of the registrant.

As of April 9, 2026, there were 46,879,768 shares of the registrant’s Class A common stock, $0.0001 par value per share, outstanding and 23,714,609 shares of the registrant’s Class B common stock, $0.0001 par value per share, outstanding.

EXPLANATORY NOTE

Suncrete, Inc. (“Suncrete”) was organized in the State of Delaware on September 30, 2025. Suncrete had no operations prior to its business combination with Concrete Partners Holding, LLC, a ready-mix concrete logistics and distribution platform strategically located in Oklahoma and Arkansas, and Haymaker Acquisition Corp. 4, a publicly traded special purpose acquisition company, on April 8, 2026. A detailed description of the business combination is included in the Registration Statement on Form S-4 (Registration No. 333-291473) as well as in the financial statements included in this special financial report. A detailed description of Suncrete’s business is also included in the Registration Statement on Form S-4. Suncrete’s Registration Statement on Form S-4 was declared effective by the Securities and Exchange Commission (the “SEC”) on February 12, 2026.

Rule 15d-2 under the Securities Exchange Act of 1934, as amended, generally provides that if a company files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the company’s last full fiscal year (or the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of the registration statement, file a special report furnishing certified financial statements for the last full fiscal year or other period, as the case may be. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

Suncrete’s Registration Statement on Form S-4 contains the unaudited consolidated financial statements of Suncrete for the period ended September 30, 2025, but does not contain its certified financial statements for the year ended December 31, 2025. Therefore, as required by Rule 15d-2, Suncrete is hereby filing such certified financial statements with the SEC under cover of the facing page of an Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Suncrete Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Suncrete Inc. as of December 31, 2025, and the related consolidated statements of operations, changes in stockholder’s deficit, and cash flows for the period from September 30, 2025 (Inception) to December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from September 30, 2025 (Inception) to December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Parent is unable to raise additional funds to alleviate liquidity needs and complete a business combination by July 28, 2026, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company's auditor since 2025.

New York, New York

April 14, 2026

SUNCRETE INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2025

ASSETS
Total Current Assets	$—
TOTAL ASSETS	$—

LIABILITIES AND STOCKHOLDER’S DEFICIT
Accounts payable and accrued expenses	$31,519
TOTAL LIABILITIES	31,519

Commitments and Contingencies

STOCKHOLDER’S DEFICIT
Common stock, $0.0001 par value; 1,000 shares authorized, 100 issued and outstanding	10
Stock subscription receivable	(10)
Additional paid-in capital	—
Accumulated deficit	(31,519)
Total Stockholder’s Deficit	(31,519)
TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT	$—

The accompanying notes are an integral part of the financial statements.

SUNCRETE INC.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD FROM SEPTEMBER 30, 2025 (INCEPTION) TO DECEMBER 31, 2025

General and administrative expenses	$31,519
Loss from operations	(31,519)

Net loss	$(31,519)

Weighted average shares of common stock outstanding, basic and diluted	1,000
Basic and diluted net loss per share of common stock	$(31.52)

The accompanying notes are an integral part of these financial statements.

SUNCRETE INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S DEFICIT

FOR THE PERIOD FROM SEPTEMBER 30, 2025 (INCEPTION) TO DECEMBER 31, 2025

	Common Stock		Share Subscription	Additional Paid-in	Accumulated	Total Stockholder’s
	Shares	Amount	Receivable	Capital	Deficit	Deficit
Balance — September 30, 2025 (inception)	—	$—	—	$—	$—	$—

Issuance of common stock	1,000	10	(10)	—	—	—

Net loss	—	—	—	—	(31,519)	(31,519)

Balance – December 31, 2025	1,000	$10	$(10)	$—	$(31,519)	$(31,519)

The accompanying notes are an integral part of these financial statements.

SUNCRETE INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM SEPTEMBER 30, 2025 (INCEPTION) TO DECEMBER 31, 2025

Cash Flows from Operating Activities:
Net loss	$(31,519)
Adjustments to reconcile net loss to net cash used in operations:
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	31,519
Net cash used in operating activities	—

Net Change in Cash	—
Cash – Beginning of period	—
Cash – End of year	$—

The accompanying notes are an integral part of these financial statements.

SUNCRETE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Suncrete Inc. (the “Company”) (together with its two wholly-owned subsidiaries Haymaker Merger Sub I, Inc. and Haymaker Merger Sub II, LLC) was incorporated in Delaware on September 30, 2025. The Company was formed for the purpose of consummating the transactions contemplated in the Merger Agreement, as defined below, to facilitate the consummation of the Business Combination.

Proposed Business Combination

On October 9, 2025, the Company, Haymaker Acquisition Corp. 4, a Cayman Islands exempted company (“Haymaker” or “SPAC”), Haymaker Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub I”), Haymaker Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and Concrete Partners Holding, LLC, a Delaware limited liability company (“Suncrete”), entered into a Business Combination Agreement, dated as of October 9, 2025 (the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in three steps: (a) SPAC will change its jurisdiction of incorporation from the Cayman Islands to the State of Delaware (the “Domestication” and the time at which the Domestication becomes effective, the “Domestication Effective Time”), (b) immediately following the Domestication Effective Time, Merger Sub I will merge with and into SPAC (the “Initial Merger”), with SPAC surviving the Initial Merger as a wholly owned subsidiary of the Company (the time at which the Initial Merger becomes effective, the “Initial Merger Effective Time”); and (c) immediately following the Initial Merger Effective Time, Merger Sub II will merge with and into Suncrete (the “Acquisition Merger” and, together with the Initial Merger, the “Mergers”, and collectively with the Domestication and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Suncrete surviving the Acquisition Merger as a wholly owned subsidiary of New Suncrete..

Liquidity and Going Concern

On December 31, 2025, the Company reported net loss of $31,519. As of December 31, 2025, the Company had an aggregate cash of $0 and a working capital deficit of $31,519.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. If the Business Combination is not consummated by July 28, 2026 (or as extended by the shareholders) (the “Combination Period”), then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and potential dissolution if the Business Combination is not consummated by the Combination Period raise substantial doubt about the Company’s ability to continue as a going concern.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these financial statements are available to be issued. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

SUNCRETE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements, which include the consolidated financial statements of the Company and its wholly-owned subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company did not have any cash or cash equivalents as of December 31, 2025.

Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted average number of shares outstanding for the period. For purposes of calculating diluted loss per share, the denominator includes both the weighted average number of shares outstanding during the period and the number of common share equivalents if the inclusion of such common share equivalents is dilutive.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. RELATED PARTY TRANSACTIONS

Amounts due to related party represent formation costs paid on behalf of the Company by its stockholder. The Company’s stockholder is expected to pay the accrued expenses of the Company at the closing of the Business Combination.

NOTE 4. STOCKHOLDER’S DEFICIT

Common Stock

The Company is authorized to issue 1,000 shares of common stock with a par value of $0.0001 per share. At December 31, 2025, there are 1,000 shares of common stock issued and outstanding. Each share of common stock entitles the holder to one vote.

NOTE 5. SEGMENT REPORTING

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the chief operating decision market (“CODM”), or group, in deciding how to allocate resources and assess performance.

The CODM has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews the key metric below included in net income or loss:

December 31, 2025
General and administrative expenses	$31,519

Operating expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the business combination period. The CODM also reviews operating expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Operating expenses, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

NOTE 6. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the consolidated balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in these consolidated financial statements, other than as described below:

On April 8, 2026, the Company consummated the previously announced Business Combination with Haymaker Acquisition Corp. 4.

EXHIBIT INDEX

Exhibit No.	Description
31.1*	Certification of Principal Executive Officer in accordance with 18 U.S.C. Section 1350, as adopted by Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer in accordance with 18 U.S.C. Section 1350, as adopted by Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**	Certification of Principal Executive Officer in accordance with 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

32.2**	Certification of Principal Financial Officer in accordance with 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

** The certifications attached as Exhibit 32.1 and Exhibit 32.2 are not deemed “filed” with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Suncrete, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Special Financial Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCRETE, INC.

April 14, 2026	By:	/s/ Randall Edgar
Randall Edgar
Chief Executive Officer
(Principal Executive Officer and duly authorized officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Randall Edgar	Chief Executive Officer and Director (Principal Executive Officer)	April 14, 2026
Randall Edgar

/s/ Tommy Wentroth	Chief Financial Officer (Principal Financial Officer)	April 14, 2026
Tommy Wentroth

/s/ Randall Nerger	Chief Accounting Officer (Principal Accounting Officer)	April 14, 2026
Randall Nerger

/s/ Ned N. Fleming, III	Executive Chairman	April 14, 2026
Ned N. Fleming, III

/s/ Mark R. Matteson	Vice Chairman	April 14, 2026
Mark R. Matteson

/s/ Andrew R. Heyer	Director	April 14, 2026
Andrew R. Heyer

/s/ William Holden	Director	April 14, 2026
William Holden

/s/ Bretton Johnston	Director	April 14, 2026
Bretton Johnston

	Director	April 14, 2026
David Rees-Jones